UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1.   Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger

     [X] Liquidation

     [ ] Abandonment of Registration

(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:  650 High Income Fund, Inc.

3.   Securities and Exchange Commission File No.: 811-07359

4.   Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [  ] Initial Application     [X]   Amendment

5.   Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

650 Madison Avenue, 19th Floor
New York, NY  10022

6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David C. Mahaffey, Esq.
Sullivan & Worcester LLP
1666 K Street, N.W.
Washington, DC 20006
(202) 775-1207

7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Josielyne K. Pacifico
Six50 Capital Management LLC
650 Madison Avenue, 19th Floor
New York, NY  10022
(212) 558-2000

Peter T. Sattelmair
State Street Bank and Trust Company
801 Pennsylvania Avenue
Kansas City, Missouri  64105
(816) 871-3372

Donna Ansbro
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY  10038
(718) 921-8261

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ] Open-end     [X] Closed-end

10.  State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

          Maryland

11.  Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

As of May 1, 2010:
Six50 Capital Management LLC
650 Madison Avenue, 19th Floor
New York, NY 10022

Prior to May 1, 2010:
Brookfield Investment Management Inc.
(f/k/a Hyperion Brookfield Asset Management Inc.,
and previously, Hyperion Capital Management, Inc.)
Three World Financial Center
200 Vesey Street, 10th Floor
New York, NY 10281-1010

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

The Fund did not have a principal underwriter during the last five years.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes          [X] No

     If Yes, for each UIT state:

     Name(s):

     File No.:  811-_____

     Business Address:

15.  (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

          If Yes, state the date on which the board vote took place:

January 25, 2011

          If No, explain:

     (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

          If Yes, state the date on which the shareholder vote took place: Written shareholder consent, dated January 24, 2011, was provided to the fund.  The majority shareholder had informal discussions with management regarding possible liquidation prior to this date.  Because of scheduling difficulties, the board was only able to hold its meeting after the majority shareholder, which determined to approve the liquidation based on the recommendation and expected approval by the board of the fund.

          If No, explain:

II.  Distributions to Shareholders

16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes    [_] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

February 28 and March 22, 2011

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes   [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

          [X] Yes   [ ] No

     (d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [ ] Yes   [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ] Yes    [X] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ ] Yes  [X] No

     If No,

     (a)  How many shareholders does the fund have as of the date this form is filed?  The fund has no shareholders as of April 27, 2011.  The fund had 128 shareholders of record at the time of its dissolution on April 27, 2011.

     (b)  Describe the relationship of each remaining shareholder to the fund:

There are no current shareholders as the fund has been dissolved; however, the investment advisor has maintained a list of the fund’s shareholders of record at the time of its dissolution, and will distribute to them any funds that remain in reserve, as described in 20(b).

19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [X] Yes    [ ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Distributions payable to unlocated shareholders are being held by American Stock Transfer & Trust Company.  Attempts will be made to locate all missing shareholders and those funds that are unclaimed will eventually escheat to the various states.

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?
(See question 18 above)

     [X] Yes    [ ] No

     If Yes,

     (a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:  $250,000 cash was placed in a reserve account

     (b)  Why has the fund retained the remaining assets?

The fund has placed this amount in a reserve account in connection with the fund’s directors and officers insurance policy.  This policy has a $250,000 deductible  If no claims are filed within the life of this policy by March 22, 2017, this reserve will be distributed to the fund’s shareholders of record as of April 27, 2011.

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes   [X] No

21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes    [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or Liquidation:

	Accrued	Paid
(i) Legal expenses:	$--	$46,823
(ii) Accounting expenses:	--	19,500
(iii) Other expenses (list and identify separately):
Insurance Expenses	255,000	95,000
Transfer Agent Fees	81	4,419
Miscellaneous Fees	42,735	4,405
(iv) Total expenses (sum of lines (i) - (iii) above):	$297,816	$170,147

Paid expenses have been incurred by the fund and paid in full.  Accrued expenses are those which the fund has incurred and for which it has reserved funds but not yet paid in full.  In particular, $250,000 of the accrued expenses has been placed in reserve to serve as deductible for the directors and officers insurance policy obtained on behalf of the fund and its directors and officers.  If no claims are filed within the six years of the life of this policy, this reserve will be distributed to the fund’s shareholders.

     (b)  How were those expenses allocated?

The expenses were incurred as a direct result of the liquidation.

     (c)  Who paid those expenses?

The Fund paid or will pay for all of the expenses incurred in connection with its liquidation.

     (d)  How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes    [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes    [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes    [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of 650 High Income Fund, Inc., (ii) he is the President of 650 High Income Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Clifford E. Lai
Clifford E. Lai
650 High Income Fund, Inc.
President